                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the fiscal year ended December 31, 2001.

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from __________ to __________.

                    Commission file number 000-25837

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           HEIDRICK & STRUGGLES, INC.
                    401(k) PROFIT SHARING AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    HEIDRICK & STRUGGLES INTERNATIONAL, INC.

                             233 South Wacker Drive
                                   Suite 4200
                             Chicago, Illinois 60606
                                  312-496-1200

                           HEIDRICK & STRUGGLES, INC.
                    401(k) PROFIT SHARING AND RETIREMENT PLAN

                                Table of Contents

                                                                            Page
Independent Auditors' Reports                                                  1

Financial Statements:

  Statements of Net Assets Available for Benefits,
    December 31, 2001 and 2000                                                 4

  Statement of Changes in Net Assets Available for Benefits,
    Year ended December 31, 2001                                               5

Notes to Financial Statements                                                  6

Supplemental Schedule

1 Schedule H, Line 4i - Schedule of Assets
  (Held at End of Year) December 31, 2001                                     11

Exhibits:

Exhibit 23  Independent Auditors' Consent                                     13

                           HEIDRICK & STRUGGLES, INC.
                    401(k) PROFIT SHARING AND RETIREMENT PLAN

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporation by reference in the Registration Statement (Form S-8 No. 333-58118) pertaining to the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan of their report dated September 6, 2001 with respect to the financial statements and the supplemental schedule of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan included in this Annual Report on Form 11-K for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended (the Securities Act). Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent.

                          Independent Auditors' Report

The Administrative Committee
Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the
Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 25, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Heidrick & Struggles, Inc.
401(k) Profit Sharing and Retirement Plan Committee:

We have audited the accompanying statements of net assets available for benefits of HEIDRICK & STRUGGLES, INC. 401(k) PROFIT SHARING AND RETIREMENT PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year-end is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Chicago, Illinois
September 6, 2001

                           HEIDRICK & STRUGGLES, INC.
                    401(k) PROFIT SHARING AND RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                                        2001           2000
                                                                    ------------   ------------
Assets:
  Investments, at fair value:
    Mutual funds                                                    $ 79,586,481   $ 64,099,809
    Heidrick & Struggles International, Inc. stock funds              35,608,455    179,361,230
    Participant loans                                                    398,392        457,880
                                                                    ------------   ------------
      Total investments                                              115,593,328    243,918,919
                                                                    ------------   ------------

  Receivables:
    Company contribution                                                 901,329      3,514,965
    Participant contributions                                                --         914,288
                                                                    ------------   ------------
      Total receivables                                                  901,329      4,429,253
                                                                    ------------   ------------
      Net assets available for benefits                             $116,494,657   $248,348,172
                                                                    ============   ============

See accompanying notes to financial statements.

                           HEIDRICK & STRUGGLES, INC.
                    401(k) PROFIT SHARING AND RETIREMENT PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001

Additions to net assets attributed to:
  Interest and dividend income                                                 $  2,371,043
  Interest on participant loans                                                      39,559
  Contributions - Company                                                           901,329
  Contributions - participant                                                     5,830,630
  Contributions - participant rollovers                                           1,504,619
                                                                               ------------
    Total additions                                                              10,647,180
                                                                               ------------
Deductions from net assets attributed to:

  Net depreciation in fair value of investments                                  87,869,287
  Benefits paid to participants                                                  54,614,918
  Administrative expenses                                                            16,490
                                                                               ------------
    Total deductions                                                            142,500,695
                                                                               ------------
    Net decrease                                                               (131,853,515)

Net assets available for benefits:
  Beginning of year                                                             248,348,172
                                                                               ------------
  End of year                                                                  $116,494,657
                                                                               ============

See accompanying notes to financial statements.

(1)  Description of Plan

     The following description of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

          General

          The Plan was established as of January 1, 1989, as the result of the merger of the Heidrick & Struggles 401(k) Profit Sharing Plan and the Heidrick & Struggles, Inc. Pension Plan. The plan sponsor is Heidrick & Struggles, Inc. (the Company), a wholly owned subsidiary of Heidrick & Struggles International, Inc. (HSII). The Plan is a defined contribution plan established for the benefit of the Company's eligible employees and the eligible employees of any other organization designated by HSII's Board of Directors.

          The Plan provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers who have completed three months of service and attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and provisions of the Internal Revenue Code of 1986 as it pertains to plans intended to qualify under Section 401(a) of that Code.

          Vanguard Fiduciary Trust Company (VFTC) is the trustee of the Plan under a contractual agreement with the Company. VFTC maintains all records of the Plan and assumes responsibility for proper allocation of income among all participants' accounts in the Plan. The Plan is administered by an Administrative Committee, which is appointed by HSII's Board of Directors.

          Contributions

          After completing three months of service and attaining age 21, participants may contribute up to 15% of their eligible compensation up to the maximum allowed by the Internal Revenue Code (IRC). For 2001 and 2000, the Company matched contributions of those employees with one year of service on a two-for-one basis up to a maximum Company contribution of $2,000 per participant. Additionally, the Company has the option of making discretionary contributions to participants with one year of service. This discretionary amount is determined each year by the Company. For the 2001 plan year, the Company elected not to make a discretionary contribution. For the 2000 plan year, the Company elected to contribute to each eligible participant a sum equal to 3.03% of the participant's total compensation (as defined in the plan document) and an additional 3.03% of the participant's compensation above the Social Security taxable wage base ($76,200 for 2000).

          Vesting and Forfeitures

          Participants are immediately vested in their voluntary contributions as well as in their employer's matching contributions and earnings thereon. Vesting in the Company's discretionary contributions and earnings thereon commences after three years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after three years of service, 40% vested after four years of service, 60% vested after five years of service, 80% vested after six years of service, and 100% vested after seven years of service. Nonvested portions of Company discretionary contributions are forfeited as of a participant's termination date and are offset against the Company's contribution. For the 2001 plan year, forfeitures, and earnings thereon, applied to the Company's contribution totaled $272,682.

                                        6                            (Continued)

          In Addendums to the Plan dated June 18, 2001 and October 29, 2001 the Plan was amended to permit certain participants to receive accelerated vesting on any unvested portions of their account so long as they satisfied certain conditions of eligibility.

          Participant Accounts

          Participants may direct their account balance among the various investment options offered by the Plan. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Company's discretionary contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Payment of Benefits

          When a participant terminates his/her employment with the Company and elects to receive a distribution, the participant's vested account may
          (a) be distributed as a lump-sum amount, (b) be applied toward the purchase of various types of annuities, or (c) be distributed in equal monthly or annual installments over a period not to exceed the life expectancy of the participant. If a participant's vested account is less than $5,000 upon termination, the participant's vested account will automatically be distributed as a lump-sum amount.

          Loans to Participants

          Participants may borrow the lesser of $50,000 or one-half of their vested account balance in the Plan, exclusive of the Heidrick & Struggles International, Inc. Stock Fund, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

          Plan Termination

          Although it has not expressed an interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)  Summary of Significant Accounting Policies

          Basis of Accounting

          The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

          Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                                        7                            (Continued)

          Valuation of Investments

          Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Heidrick & Struggles International, Inc. common stock is valued at its year-end closing share price (comprised of year-end market price plus uninvested cash position). Other equity securities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

          Payments of Benefits

          Benefits are recorded when paid.

(3)  Investments

     The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000, respectively.

                                                       2001            2000
                                                    -----------    ------------
     Vanguard Total Bond Market Index Fund          $10,915,888    $   N/A
     Vanguard Windsor II Fund Investor Shares         8,308,168        N/A
     Heidrick & Struggles Pre-IPO Stock Fund         35,587,286     179,361,230
     Vanguard Prime Money Market Fund                22,716,654      17,676,863

      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

          Mutual funds                                             $ (4,190,446)
          Heidrick & Struggles International, Inc. stock funds      (83,678,841)
                                                                   ------------
                                                                   $(87,869,287)
                                                                   ============

     The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(4)  Party-in-Interest Transactions

     Certain Plan investments are shares of mutual funds managed by Vanguard Group, an affiliate of VFTC. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Administrative and trustee fees related to the general administration of the Plan are paid by the Plan. The Company provides certain administrative services to the Plan and pays substantially all other expenses of the Plan.

                                        8                            (Continued)

     As of December 31, 2001, the Plan held 1,960,732 shares of HSII common stock with a cost of $3,919,670 and a current value of $35,587,286. This represents 11% of HSII's outstanding stock at December 31, 2001. During the year ended December 31, 2001, 1,103,298 shares were sold at an average weighted price of $24.30 per share, for total sales of $26,809,323 (see
     Note 6). There were 1,200,130 shares distributed to participants during the year ended December 31, 2001. As of December 31, 2000, the Plan held 4,264,160 shares of HSII common stock with a cost of $7,995,713 and a current value of $179,361,230. This represents 22% of HSII's outstanding stock at December 31, 2000.

(5)  Tax Status

     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 7, 1998, that the Plan and related trust, as amended and restated effective January 1, 1997, are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter, and the IRS has determined and informed the Company by a letter dated May 5, 2000, that the amendments do not affect the qualified status of the Plan. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(6)  Initial Public Offering

     On April 27, 1999 an initial public offering of HSII common stock was completed, at $14.00 per share, resulting in a valuation of the Plan's investment in HSII of $73,300,612 and a 34.5% ownership of HSII stock. A two-year lock-up on the sale of HSII was in effect from the initial public offering date. On April 27, 2001 the two-year lock-up expired and participants were no longer precluded from transferring out of the HSII common stock and into the other available funds. On May 1, 2001, certain plan participants were involved in a block trade of HSII stock arranged by the Company with Robinson-Humphrey Company, LLC. The Plan sold a total of 252,400 shares at $24.50 per share for aggregate proceeds of $6,183,800.

                                        9                            (Continued)

(7)  Subsequent Events

     On February 22, 2002 the Company adopted the amended and restated Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan, generally effective as of January 1, 2002. The amendment and restatement of the Plan was adopted to comply with the provisions of the General Agreement on Tariffs and Trade/Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, the Community Renewal Tax Relief Act of 2000, the Economic Growth and Tax Relief Reconciliation Act, and such other issues identified by the Company and necessary to comply with regulatory regulations. In connection with the amendment and restatement of the Plan, the Company filed for an IRS determination of the qualified status of the Plan on February 28, 2002 and has received confirmation from the IRS that the request was received and is in process. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

                                                                      Schedule 1

                           HEIDRICK & STRUGGLES, INC.
                    401(k) PROFIT SHARING AND RETIREMENT PLAN

         Schedule 4, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

          Identity of issuer,                          Description of investment including,
           borrower, lessor,                             maturity date, rate of interest,                             Current
           or similar party                             collateral, par, or maturity value                             value
-----------------------------------------    -------------------------------------------------------------        --------------
Alliance Capital Funds                       Alliance Premier Growth Fund                                         $       17,938
American Century Investments                 American Century Equity Income                                              114,572
Davis Funds                                  Davis New York Venture Fund                                                 192,172
Fidelity Investments                         Fidelity MidCap Stock Fund                                                  177,091
Fidelity Investments                         Fidelity Equity Income Fund                                                  50,467
Fidelity Investments                         Fidelity Low Price Stock Fund                                               126,889
Oakmark Funds                                Oakmark Select Fund                                                         328,021
MFS Funds                                    MFS Mass Investors Growth Stock Fund                                        108,526
Franklin Templeton Investments               Templeton Foreign Fund                                                       50,999
Managers Funds                               Managers Special Equity Fund                                                 30,881
*Vanguard Group                              Vanguard 500 Index Fund Investor Shares                                     566,484
*Vanguard Group                              Vanguard Balanced Index Fund Investor Shares                                 32,246
*Vanguard Group                              Vanguard Explorer Fund                                                      102,773
*Vanguard Group                              Vanguard Growth Index Fund Investor Shares                                   54,214
*Vanguard Group                              Vanguard International Growth Fund                                        3,381,468
*Vanguard Group                              Vanguard LifeStrategy Conservative Growth Fund                               22,289
*Vanguard Group                              Vanguard LifeStrategy Growth Fund                                           176,240
*Vanguard Group                              Vanguard LifeStrategy Income Fund                                           172,062
*Vanguard Group                              Vanguard LifeStrategy Moderate Growth Fund                                   82,681
*Vanguard Group                              Vanguard Mid-Cap Index Fund                                                  40,424
*Vanguard Group                              Vanguard Prime Money Market Fund                                         22,716,654
*Vanguard Group                              Vanguard Small-Cap Index Fund Investor Shares                             4,507,940
*Vanguard Group                              Vanguard Strategic Equity Fund                                            5,712,012
*Vanguard Group                              Vanguard Total Bond Market Index Fund                                    10,915,888
*Vanguard Group                              Vanguard Total International Stock Index Fund                                98,161
*Vanguard Group                              Vanguard Total Stock Market Index Fund Investor Shares                   11,431,253
*Vanguard Group                              Vanguard U.S. Growth Fund                                                 3,325,834
*Vanguard Group                              Vanguard Value Index Fund Investor Shares                                   152,593
*Vanguard Group                              Vanguard Wellington Fund Investor Shares                                  5,655,119
*Vanguard Group                              Vanguard Windsor II Fund Investor Shares                                  8,308,168
*Vanguard Group                              Vanguard Brokerage Option                                                   934,422
*Heidrick & Struggles International, Inc.    Heidrick & Struggles Pre-IPO Stock Fund                                  35,587,286
*Heidrick & Struggles International, Inc.    HSII Company Stock Fund                                                      21,169
Plan participants                            Participant Loan Fund; interest rates range from 6.0% - 10.5%               398,392
                                                                                                                  --------------
    Total investments                                                                                             $  115,593,328
                                                                                                                  ==============

* Represents a party-in-interest to the Plan.

See accompanying independent auditors' report.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002                    Heidrick & Struggles, Inc.
                                       401(k) Profit Sharing and Retirement Plan


                                       By: /s/ Robert Sloan
                                           Authorized signatory for the
                                           Administrative Committee